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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

RECD S.E.C. MAR 1 2002 526

SEC FILE NUMBER
8- 33983

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECD S.E.C. MAR

RECD S.E.C.

02019855

FACING PAGE

Information Required of Brokers and Dealers Pu... Securities Exchange Act of 1934 and Rul...

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Centers of America, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 Grande Market Drive
(No. and Street)

Appleton	WI	54913
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name — *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 1 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Centers of America, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Stephan R Pene
Signature

Vice President, Controller
Title

Cindy Atencio
Notary Public

CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Index to Statement of Financial Condition

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
Investment Centers of America, Inc.:

We have audited the accompanying statement of financial condition of Investment Centers of America, Inc (a wholly owned subsidiary of IFC Holdings, Inc.) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 25, 2002

INVESTMENT CENTERS OF AMERICA, INC.
(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2001

Assets

Assets:		
Cash and cash equivalents	$	7,481,826
Commissions receivable		1,839,360
Marketable securities, owned at fair value		3,300
Forgivable notes receivable, net of accumulated amortization		3,243,366
Other receivables		360,086
Due from affiliate		24,750
Deferred tax asset		679,258
Fixed assets, net of accumulated depreciation of $155,006		235,554
Other assets		418,826
Goodwill, net of accumulated amortization		4,705,343
Total assets	$	18,991,669

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	1,345,592
Accounts payable and other accrued expenses		3,126,919
Payable to affiliates		425,658
Total liabilities		4,898,169
Stockholder's equity:		
Common stock, $1 par value. Authorized 23,000 shares; issued and outstanding 14,000 shares		14,000
Additional paid-in capital		13,629,798
Accumulated earnings		449,702
Total stockholder's equity		14,093,500
Total liabilities and stockholder's equity	$	18,991,669

See accompanying notes to financial statements.

(1) Organization and Significant Accounting Policies

(a) Organization

Investment Centers of America, Inc (the Company) is a wholly owned subsidiary of IFC Holdings, Inc. (IFC). IFC is an indirect, wholly owned subsidiary of Prudential plc.

The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company provides "introducing" broker-dealer services to customers of subscribing financial institutions located throughout the United States.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market, demand deposits, commercial paper, and certificates of deposit with maturities of three months or less and money market mutual funds.

(c) Commission Revenue and Commission Expense

Securities transactions and the related commission revenue and expense are recorded on a trade-date basis.

(d) Marketable Securities

Securities are recorded at fair value based on quoted market prices. Any changes in value are reflected in earnings.

(e) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of computers and software which are depreciated over three to five years.

(f) Goodwill

Goodwill, which represents the excess of cost over net assets acquired, is amortized on a straight-line basis over 15 years. The Company assesses the recoverability of this intangible asset by determining whether the amortization of the goodwill balance over its remaining life can be recovered through undiscounted future operating cash flows.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(Continued)

(h) Recent Accounting Pronouncements

In July 2001, the FASB issued Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 142, which was adopted on January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead tested for impairment at least annually and intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment. With the adoption of SFAS No. 142, the Company no longer amortizes goodwill and management does not expect a transitional impairment loss on goodwill will be required to be recognized as a cumulative effect of a change in accounting principle.

(2) Income Taxes

Deferred tax assets and liabilities, if any, are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Partnership (Holborn), also an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has a right to reimbursement for the utilization of its losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

The tax effects of temporary differences that give rise to significant portions of the deferred income tax assets and liabilities are deferred compensation and accrued expenses.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing, a division of Donaldson, Lufkin, and Jenrette Securities Corporation, and Miller, Johnson & Kuehn, Incorporated (MJK). The Company promptly transmits all customer funds and securities to Pershing and MJK. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent of $50,000, or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Rule 15c3-1 prohibits a broker-dealer from engaging in any securities transactions when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by Rule 15c3-1. At December 31, 2001, the Company had net capital of $3,571,698, which was $3,245,152 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 1.37 to 1.

(Continued)

(5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the loans, the principal and interest, if any, are forgiven on a variety of schedules. The forgiveness of the notes is contingent upon the continued affiliation of the representative and the representative achieving agreed-upon production levels, measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note.

(6) Defined Contribution Plans

The Company has a defined contribution retirement plan covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Related Party Transactions

The Company leases an office facility in North Dakota from a member of the Company's board of directors.

The Company pays a portion of management salaries and software expense to SII Investments, Inc. (SII) (which is an indirect, wholly owned subsidiary of Prudential plc) in exchange for commission processing and compliance services.

The Company receives a management fee from certain affiliated companies which are themselves wholly owned subsidiaries of IFC.

(8) Representative Deferred Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year. An asset and corresponding liability are included in the statement of financial condition for $1,811,538.

KPMG

INVESTMENT CENTERS OF AMERICA, INC.

(A Wholly Owned Subsidiary of IFC Holdings, Inc.)

Statement of Financial Condition

December 31, 2001

(With Independent Auditors' Report Thereon
Filed in Accordance with Rule 17a-5 of the
Securities and Exchange Act of 1934)